Exhibit 99.1

MiX Telematics Announces Date of Second Quarter Fiscal 2015 Conference Call and Webcast

MIDRAND, South Africa--(BUSINESS WIRE)--October 23, 2014--MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions, today announced it will report its second quarter fiscal 2015 results for the period ended September 30, 2014 before the U.S. financial markets open on Thursday, November 6, 2014.

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on November 6, 2014 to discuss the Company's financial results and current business outlook.

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-516-2435 (within the United States) or 0 800 980 989 (within South Africa) or 1-719-325-2313 (outside of the United States).
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 2212525.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

CONTACT:
Investor Contact:
ICR for MiX Telematics
Sheila Ennis, +1-855-564-9835
ir@mixtelematics.com